Simmons First Investment Group, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2016

NET CAPITAL

Total Stockholder's Equity		$6,142,472
Deductions of Non-Allowable Assets:		
Fixed assets	236,947	
Other assets – CRD Deposits	1,956	
Prepaid Expenses	43,060	
Goodwill	1,885,428	
Customer relationship intangible	1,665,333	
Miscellaneous Assets	(3,330)	
Other non-allowable investments	13,530	
Total Non-Allowable Assets	3,842,924	
Haircuts on securities	61,341	
Total Deductions		(3,904,265)
Net Capital		2,238,207
Minimum required net capital		250,000
Net capital in excess of minimum requirement		$1,988,207
Aggregate Indebtedness		
Accounts payable and accrued expenses		$358,028
Ratio of Aggregate Indebtedness to Net Capital		0.16 to 1

There were no variances between this computation of net capital and the registrant's amended computation filed with Part II of Form X-17A-5 as of December 31, 2016. Accordingly, no reconciliation is necessary.